MCI Income Fund VII, LLC

2101 Cedar Springs Road, Suite 700

Dallas, Texas 75201

July 16, 2024

VIA EDGAR

Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MCI Income Fund VII, LLC (the “Company”)
Offering Statement on Form 1-A for 7.00–9.00% Senior Secured Bonds (Class A Bonds)
and 7.50–9.50% Senior Secured Bonds (Class B Bonds)
Initially Filed November 18, 2022
File No. 024-12073

Dear Mr. Regan:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on July 18, 2024 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Armin Afzalipour

Armin Afzalipour